Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2010	2009	2010	2009

Excluding interest on deposits (1)
Income before income taxes	$169,683	195,272	301,587	439,905
Fixed charges, excluding preferred dividends and capitalized interest	-	68	-	232

Earnings	$169,683	195,340	301,587	440,137

Interest	$-	68	-	232
One-third of rents	-	-	-	-
Preferred dividends	45,829	43,004	91,092	88,946
Capitalized interest	-	-	-	-

Fixed charges	$45,829	43,072	91,092	89,178

Consolidated ratios of earnings to fixed charges (2)	3.70	4.54	3.31	4.94

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.